

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

<u>Via E-mail</u>
Michael J. McCann
Chief Financial Officer
PHI, Inc.
2011 SE Evangeline Thruway
Lafayette, LA 70508

      Re: **PHI, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2011
                Filed March 14, 2012
                Schedule 14C
                Filed April 12, 2012
                File No. 000-09827

Dear Mr. McCann:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                               Sincerely,

                                             /s/ Lyn Shenk

                                             Lyn Shenk
                                             Branch Chief